March 28, 2019

Gary A. Simanson
President and Chief Executive Officer
Thunder Bridge Acquisition II, LTD
9912 Georgetown Pike, Suite D203
Great Falls, Virginia 22066

       Re: Thunder Bridge Acquisition II, LTD
           Draft Registration Statement on Form S-1
           Submitted March 1, 2019
           CIK No. 0001769318

Dear Mr. Simanson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted March 1, 2019

Summary, page 1

1. Please describe the material terms of your advisory agreement in the summary section including the maximum aggregate amount payable under the agreement.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 49

2. Please expand your risk factor discussion of your right to redeem warrants for Class A shares to address the circumstances in which you can exercise this right including, without limitation, the $10 threshold Class A stock price for exercise. Also indicate that this redemption feature provides a ceiling to the value of the warrants since it locks in the
 Gary A. Simanson
Thunder Bridge Acquisition II, LTD
March 28, 2019
Page 2
      redemption price in the number of Class A shares to be received if the company chooses to redeem the warrants.
Competition , page 97

3. Please disclose the number of publicly-traded SPACs that may be competitors. Also, please clarify if there are any publicly traded SPACs that have a focus on the financial services industry. Address whether the terms of the warrants you are issuing are competitive with other SPACs.
Management , page 99

4. Please clarify whether any members of management intend to act as an officer or director of other special purpose acquisition companies other than Thunder Bridge Acquisition
      Ltd.
Report of Independent Registered Public Accounting Firm, page F-2

5. Please make arrangements with your auditor to revise their report to reference the standards of the PCAOB, rather than only the auditing standards. Refer to PCAOB AS
      3101.09.c.
General

6. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker, Accounting Branch
Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-
3356 with any other questions.



                                                            Sincerely,

FirstName LastNameGary A. Simanson                          Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameThunder Bridge Acquisition II, LTD
                                                            Mining
March 28, 2019 Page 2
cc:       Stuart Neuhauser, Esq.
FirstName LastName